UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number	1-16561
CUSIP Number	G03910-10-9

NOTIFICATION OF LATE FILING

(Check One):  ☑ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:	December 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Annuity and Life Re (Holdings), Ltd.

Former name if applicable

Address of principal executive office (Street and number)
Cumberland House, 1 Victoria Street,

City, state and zip code	Hamilton, HM 11, Bermuda

PART II
RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     Our independent registered public accounting firm, Marcum & Kliegman LLP, was not able to complete all of the audit procedures necessary to allow issue of its audit opinion related to our consolidated financial statements for the year ended December 31, 2004. Pursuant to Rule 12b-25(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), attached as an Exhibit 99.1 to this Form 12b-25 is a copy of a letter from Marcum & Kliegman LLP stating the reasons why it was unable to furnish its audit opinion before March 16, 2005, the date on which the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 had to be filed with the Securities and Exchange Commission.

     The registrant anticipates the filing of its Annual Report on Form 10-K to occur no later than fifteen calendar days following the prescribed due date in accordance with Rule 12b-25(b)(2)(ii) under the Exchange Act.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

John W. Lockwood	(441)	296-7667

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes  ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑Yes  ☐No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects to report a net loss of approximately $68.3 million for the year ended December 31, 2004, as compared to a net loss of approximately $132.1 million for the year ended December 31, 2003. The net loss for the year ended December 31, 2004 was primarily the result of certain novation and recapture transactions that produced a loss of approximately $60.6 million. Also contributing to the registrant’s net loss for 2004 was a $5.0 million accrual for the settlement of a shareholder lawsuit and a charge in the third quarter of 2004 of approximately $2.4 million associated with the recapture of the registrant’s only remaining guaranteed minimum death benefit and guaranteed minimum income benefit agreement.

Annuity and Life Re (Holdings), Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2005	By:	/s/ John W. Lockwood
John W. Lockwood
Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Exhibit Index

99.1	Letter of Marcum & Kliegman LLP